Jeremy DePalma
Fund Administration
Senior Vice President



Evergreen Investments℠

April 22, 2010

Ms. Sheila Stout
Staff Accountant
Securities and Exchange Commission
Division of Investment Management, Office of Disclosure
Mailstop 0505
Washington, DC 20549

This correspondence is being submitted via Edgar.

Dear Ms. Stout;

We thank you for your comments which you relayed to us in our telephone conversation on the annual financial statements for the fiscal years ending March 31, 2009 through October 31, 2009 of the Evergreen Funds that are part of the following Trusts:

> Evergreen Equity Trust
> Evergreen Fixed Income Trust
> Evergreen International Trust
> Evergreen Municipal Trust
> Evergreen Select Fixed Income Trust
> Evergreen Global Dividend Opportunity Fund
> Evergreen Multi-Sector Income Fund
> Evergreen Income Advantage Fund

With respect to your comments, we submit the following responses. Additionally, Evergreen Investments acknowledges that the fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

SEC FILINGS
SEC Comment:
The Staff noted within certain NSAR-B filings that the accountant's letter within the filing didn't include the signature of the audit firm.

Evergreen Response:
The accountant's letter has been revised to include the signature of the audit firm. Any filing that was omitting this information has been refiled with the SEC.

SEC Comment:
The Staff inquired when the Fidelity Bond Filings for 2010 will be completed.

Evergreen Response:
The Fidelity Bond Filings for 2010 was completed on March 19, 2010.

SEC Comment:
The Staff inquired regarding the most recent N-CSR filings for the Evergreen Multi-Sector Income Fund. Why was an amendment filed?

Evergreen Response:
Due to a printer error, changes that were supposed to be incorporated into the annual report were not processed correctly. When we detected the issue we corrected the report and filed the amendment.

SEC Comment:
The Staff noted regarding the Evergreen Multi-Sector Income Fund that the N-2 filings could not be found on EDGAR.

Evergreen Response:
We believe we have filed the N-2 correctly. We have followed up with the SEC Inquiry group and have been informed that the N-2 filings have been accepted. The acceptance number of the original N-2 filing is 0000908737-03-000207.

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PERFORMANCE AND RETURNS

SEC Comment:
The Staff provided comments that the footnote "The returns shown for Class B shares do not reflect the conversion of Class B shares to Class A shares after eight years" is inconsistent with Rule 3d4.

Evergreen Response:
Beginning with the Registration Statements dated March 1, 2010, the Registrant is showing returns for Class B that reflect the conversion of Class B to Class A after 8 years.

* * * *

PORTFOLIO MANAGER COMMENTARY

SEC Comment:
The Staff commented in regards to Evergreen Pennsylvania Municipal Bond Fund. Within the Portfolio Manager Commentary of the shareholder report, the investment process described is identical to the Evergreen California Municipal Bond Fund as well as the discussion related to the economy. These discussions should be fund specific going forward.

Evergreen Response:
We will include fund specific discussions in the Portfolio Manager Commentary going forward.

* * * *

FINANCIAL HIGHLIGHTS

SEC Comment:
The Staff inquired in regards to the Municipal Trust. Please confirm that the interest expenses, if any, were included in the expense ratios.

Evergreen Response:
For the Municipal Trust, we confirm that the interest expense, when applicable, was included in the ratio. The reports reflect the breakdown of expense ratios both including and excluding the interest expenses on the Financial Highlights and also show the interest expense ratio separately.

SEC Comment:
The Staff inquired in regards to the Evergreen U.S. Government Fund. The portfolio turnover rate is footnoted relating to mortgage dollar roll activity for the years 2009 and 2008, while the years 2007, 2006 and 2005 are not.

Evergreen Response:
Historically mortgage dollar rolls were excluded from portfolio turnover calculations. Starting in 2008, mortgage dollar roll activity was incorporated into the calculations.

SEC Comment:
The Staff inquired in regards to the Evergreen Small Cap Value Fund. Please confirm that the distributions from realized gains were not return of capital.

Evergreen Response:
None of the $2.72 per share distribution showing in the Financial Highlights of the Evergreen Small Cap Value Fund for the year ended July 31, 2009 represented a return of capital.

SEC Comment:
The Staff provided comments in regards to the Evergreen Core Bond Fund. The expense ratios shown in the April 30, 2009 Annual Report do not match the information shown in the Prospectus as of September 1, 2009.

Evergreen Response:
At the time the Prospectus was being filed, expenses were materially higher than they were during the fiscal year due to asset reduction. The expense ratios shown in the Prospectus are restated as of a date that was more representative of the current expense ratios. The tables in the Prospectus were footnoted indicating that the fees were restated.

* * * *

SCHEDULE OF INVESTMENTS

SEC Comment:
The Staff inquired regarding the Evergreen California Municipal Bond Fund. The Prospectus indicates weighted average maturity for the Fund will not exceed 20 years but the maturity breakdown included in the Schedule of Investments reflects 44% of the Fund investments in the 20 years or greater category. Why is it not consistent? Does the Prospectus disclosure need to be amended?

Evergreen Response:
The Prospectus disclosure indicates that "the fund's dollar-weighted average maturity is generally not expected to exceed 20 years." This expected maturity is an average of the maturities of the Fund's total holdings. The dollar-weighted average maturity at the Fund's fiscal year end was 16.6%.

SEC Comment:
The Staff requested confirmation in regards to Evergreen Income Advantage Fund and Evergreen Core Bond Fund whether all fair valued, illiquid, defaulted and non-income producing securities have been footnoted properly in the Schedule of Investments.

Evergreen Response:
The 2009 shareholder reports for both the Evergreen Income Advantage Fund and Evergreen Core Bond Fund included footnotes for all fair valued, illiquid, defaulted and non-income producing securities in the Schedule of Investments.

SEC Comment:
The Staff inquired in regards to the Evergreen Core Bond Fund. Were there any securities held as collateral for swaps? If so, proper disclosures are needed.

Evergreen Response:
As of the fiscal year end, April 30, 2009, there were no securities held as collateral for swaps. Cash collateral was received for a credit default swap and is disclosed in the Liabilities section of the Statement of Assets and Liabilities as "Collateral due to broker". It is also disclosed in Note 7 Derivative Transactions on page 39 in the Notes to the Financial Statements.

* * * *

STATEMENT OF ASSETS AND LIABILITIES

SEC Comment:
The Staff inquired regarding the Evergreen Multi-Sector Income Fund. Does the Payable to investment advisor include structuring fee for loan?

Evergreen Response:
The entire Payable to investment advisor represents the fee payable for the structuring fee on the loan.

* * * *

STATEMENTS OF CHANGES IN NET ASSETS

SEC Comment:
The Staff commented in regards to Evergreen Global Dividend Opportunity Fund. Does the undistributed (overdistributed) net investment income include return of capital? If so, it should be stated as such.

Evergreen Response:
The $2,222 of overdistributed net investment income in the Statement of Changes of the Evergreen Global Dividend Opportunities Fund for the year ended October 31, 2009 does not include any return of capital. Rather, the entire amount is attributable to temporary differences in the way deductible expenses are recorded for book and tax purposes.

* * * *

NOTES TO FINANCIAL STATEMENTS

SEC Comment:
The Staff commented in regards to Evergreen California Municipal Bond Fund. The Notes to Financial Statements state Class A may charge distribution fees up to 0.75% but this is inconsistent with the Prospectus.

Evergreen Response:
The Plan allows for fees up to 0.75% for Class A but the Fund is only currently charged 0.25% (actual) which is reflected in the Prospectus. This is also stated in the Distribution Plan note.

SEC Comment:
The Staff commented in regards to Evergreen International Bond Fund. The valuation note should add disclosure that significant events can impact valuation, going forward.

Evergreen Response:
Foreign bonds are evaluated prices from a vendor which should have the impact of significant events reflected in the price. If Evergreen felt the price wasn't reflective then the position would need to be Fair Valued. The following language is included in the reports "Securities for which market quotations are not readily available or not reflective of current fair value are valued at fair value as determined by the investment advisor in good faith, according to procedures approved by the Board of Trustees." Evergreen will consider broadening the disclosure going forward.

SEC Comment:
The Staff commented in regards to Evergreen Income Advantage Fund. The notes relating to the contractual waiver of advisory fees should include the End Date of the waiver.

Evergreen Response:
Any contractual waiver discussions will include the end date of the obligation in future reports where applicable.

SEC Comment:
The Staff inquired in regards to Evergreen Income Advantage Fund. How was the amortization of the loan fees accounted for?

Evergreen Response:
The only loan fee that is being amortized is the structuring fee which was prepaid by the advisor. That amount is being amortized using a straight line method for 3 years starting on the day the loan was opened. The expense associated with the

amortization makes up a portion of the Secured borrowing fees on the Statement of Operations.

SEC Comment:
The Staff requested confirmation in regards to the Evergreen Core Bond Fund, that there were no Total Return Swaps at year end.

Evergreen Response:
For the Evergreen Core Bond Fund, there were no Total Return Swaps as of April 30, 2009.

* * * *

PROSPECTUS

SEC Comment:
The Staff noted for Evergreen Fundamental Mid Cap Value Fund, the portfolio turnover is high. There is no risk disclosure related to high turnover in the Fund's Prospectus. If high turnover is part of the Fund's investment strategy, there should be risk disclosure included in the Fund's prospectus

Evergreen Response:
The Fund's prospectus currently includes disclosure relating to Portfolio Turnover in the section entitled: "Portfolio Trading Costs and Turnover" (Please see page 38 of the Evergreen Domestic Value Equity Funds prospectus dated December 1, 2009.) In the disclosure, the Fund notes that consideration of portfolio turnover is not a part of the Fund's investment strategy and therefore turnover could be high. The risks associated with high turnover are discussed in the disclosure.

SEC Comment:
The Staff noted for Evergreen Market Index Funds, the paragraph above the growth chart states that the minimum investment is $100 million. However, the Prospectus states the minimum investment is $1 million.

Evergreen Response:
The minimum initial investment for the Funds was $100 million, which may be waived in certain situations. These Funds have been liquidated and are no longer offered to investors.

SEC Comment:
The Staff noted for Evergreen Precious Metals Fund, the geographic breakdown of holdings has greater than 55% in Canada. Does the Prospectus need geographic risk disclosure?

Evergreen Response:
We believe the Fund complies with the requirements of Form N-1A and discloses a summary of the principal risks of investing in the Fund (including Foreign Investment Risk).

* * * *

OTHER

SEC Comment:
The Staff inquired whether there were any expense recapture provisions in place.

Evergreen Response:
There are no expense recapture provisions in place currently.

SEC Comment:
The Staff inquired whether all return of capital distributions were in compliance with Rule 19a-1.

Evergreen Response:
The Evergreen Fund complex has a policy of complying with Rule 19a-1 at the time distributions are made. Shareholders are notified with their distribution check or next statement if any of their monthly or quarterly income distribution is comprised of paid-in capital or capital gain.

SEC Comment:
The Staff inquired regarding the Evergreen Global Dividend Opportunity Fund whether the distribution yield on the Fact Sheet included any return of capital. For managed distribution policies, disclosure should be included in Semiannual Reports and Fact Sheets that a portion of distributions could be return of capital.

Evergreen Response:
For the Evergreen Global Dividend Opportunity Fund, the distribution yield included return of capital. We will consider including disclosure in interim reports going forward when there are expected distributions from return of capital.

SEC Comment:
The Staff noted regarding the Evergreen Multi-Sector Income Fund N-Q filing for July 31, 2009 that the tax cost disclosure is missing.

Evergreen Response:
A further review was performed on the N-Q filings submitted via EDGAR and posted by the SEC for the Evergreen Multi-Sector Income Fund during the date range requested. It was confirmed that all N-Q filings had the proper tax cost disclosure included in the filing.

* * * *

If you have any further questions regarding the responses contained herein, please contact me at 617.210.3588.

Sincerely,



Kasey Phillips
Treasurer, Evergreen Funds

Jeremy DePalma
Treasurer, Evergreen Funds

cc: The Audit Committee of the Evergreen Funds
Steve Bowen, Partner – KPMG
Declan Lee, Partner – KPMG